Exhibit 1

                             SECURED PROMISSORY NOTE

$2,050,000                                           Amstelveen, The Netherlands
                                                     September 15, 2006

      FOR VALUE RECEIVED, the undersigned, ICTS International, N.V. (the "Maker") having its principal place of business located at Biesbosch 225, 1181 JC Amstelveen, The Netherlands agrees to pay to Northwood Business Corporation, a corporation organized under the laws of the British Virgin Islands (the "Holder") or its order, at 104A Park Street, London, W1, England or at such other place as the Holder hereof may designate in writing, the principal sum of Two Million Fifty Thousand ($2,050,000) Dollars, with interest at the prime rate plus one half percent, and payable as follows:

            (i) One Million Dollars shall be due and payable on January 1, 2007; and

            (ii) The balance of the principal amount owed under this Note and all accrued but unpaid interest on the principal shall be due and payable on April 1, 2007.

      Principal and interest is payable in lawful money of the United States. The privilege is reserved of paying in advance the whole or any part of the principal on this Note at any time and the Maker undertakes to prepay any amounts due under this Note if the Maker is in a reasonable financial condition to do so.

      The obligations of the Maker under this Note shall be secured by a Pledge and Security Agreement dated of even date herewith (the "Pledge Agreement").

      The occurrence of any of the following events shall immediately accelerate payment of all remaining principal due and payable under this Note to the date of the occurrence of such event at the option of the Holder hereof:

      1. Any installment of principal and interest due under this Note remains unpaid for ten (10) days after receipt by the Maker of written notice from Holder that payment has not been made.


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      2. The institution by or against the undersigned of any proceedings  under any law relating to bankruptcy or insolvency.

      3. The assignment by the undersigned for the benefit of its creditors or its attempt to negotiate any plan of composition with any of its creditors.

      4. The failure by the Maker to perform any of its obligations under the Security Agreement after written notice from the Holder and a reasonable opportunity to cure, which cure period shall in no event be less than ten (10) days.

      The Maker agrees to pay all costs and expenses, including reasonable attorneys' fees, incurred by the Holder of this Note in collecting the amount due it hereunder.

      The Maker waives presentment, demand and protest and all other demands and notices except as set forth in this Note, in connection with the delivery, acceptance, performance, default and enforcement of this Note; and agrees that the time for payment of the Note may be extended at the sole discretion of the Holder hereof without impairing its rights hereunder.

      The rights and remedies expressed herein are cumulative and may be enforced successively, alternately or concurrently, and are not exclusive of any rights or remedies which the Holder may or would otherwise have under the provisions of all applicable laws.

      This Note shall bind the successors and assigns of the undersigned and shall inure to the benefit of the Holder, its successors and assigns.

      This Note shall be governed by and construed in accordance with the laws of The Netherlands.

      All notices and other communications hereunder shall be in writing and shall be deemed to have been fully given if delivered or mailed registered or certified mail, first class, postage prepaid to the addresses set forth at the beginning of this Note.

                                        ICTS INTERNATIONAL, N.V.

                                        By: /s/ Avraham Dan
                                            ---------------
                                             Avraham Dan, Managing Director